UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               WEBVAN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    94845V103
       ------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
              RONALD D. FISHER              STEPHEN A. GRANT, ESQ.
                SOFTBANK INC.                 SULLIVAN & CROMWELL
             1188 CENTRE STREET                125 BROAD STREET
           NEWTON CENTER, MA 02459             NEW YORK, NY 10004
                (617) 928-9300                   (212) 558-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                          1/1/2001 through 12/06/2001
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (03-00)

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  2  OF  13  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SOFTBANK AMERICA INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             36,521,976
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              36,521,976
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       36,521,976
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.61%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  3  OF  13  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SOFTBANK HOLDINGS INC.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,372,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,372,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,372,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.66%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  4  OF  13  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       SOFTBANK CORP.

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,372,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,372,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,372,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.66%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 -----------------------
CUSIP NO.  94845V103                                     PAGE  5  OF  13  PAGES
-----------------------                                 -----------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       MASAYOSHI SON

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       JAPAN
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         0
                    ------------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
      SHARES             46,372,251
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       9    SOLE DISPOSITIVE POWER
       EACH              0
    REPORTING       ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              46,372,251
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,372,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [_]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.66%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
--------------------------------------------------------------------------------

      SOFTBANK America Inc., a Delaware corporation ("SBA"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son, a Japanese citizen ("Mr. Son"), hereby amend and supplement the statement on Schedule 13D, as amended by Amendment No. 1 (the "Original 13D"), previously filed by SBA, SBH, SOFTBANK, Mr. Son, SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), SOFTBANK Capital Partners LLC, a Delaware limited liability company ("CP LLC"), SOFTBANK Capital Partners Investment Inc., a Delaware corporation ("CPI"), Ronald D. Fisher, a United States citizen ("Mr. Fisher"), and Charles
R. Lax, a United States citizen ("Mr. Lax") with respect to the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Webvan Group, Inc., a Delaware corporation (the "Company"), beneficially owned by them. SBA, SBH, SOFTBANK and Mr. Son are collectively referred to herein as the "Reporting Persons." Except as amended and supplemented hereby, the Original 13D remains in full force and effect.


ITEM 2.     IDENTITY AND BACKGROUND.

      The principal business offices of SB Capital Partners, SB CP LLC, SB CPI and SBH, are located at 1188 Centre Street, Newton Center, Massachusetts 02459, which is also the business address of Mr. Fisher and Mr. Lax.

      Amended schedules 1, 2 and 3 hereto set forth the following information with respect to each executive officer and director of SBA, SBH and SOFTBANK respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the immediately preceding paragraph. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, or 3, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      SBA used available working capital in the amount of $940,823.34 to make the purchase of the 732,000 shares referred to in Item 5.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      In May and June of 1998, SBH purchased an aggregate of 6,086,996 shares of Series B Preferred Stock of the Company ("Series B Preferred Shares") at $5.48 per share in private placements by the Company. Subsequently, SBH transferred to SBA all of the Series B Preferred Shares. In April 1999, SBH transferred 72,000 Series B Preferred Shares owned by SBA to Mr. Fisher and 50,000 Series B Preferred Shares owned by SBA to other employees of SBH. These 122,000 shares, although transferred to the employees in April 1999, were subject to a split on January 15, 1999. As a result of the stock split on January 15, 1999, as well as stock splits on July 19, 1999 and September 21, 1999, the number of shares owned by SBA, Mr. Fisher and such other employees of SBH was increased to 35,789,976, 432,000 and 300,000 Series B Preferred Shares, respectively.

      On January 1, 2001, SBA repurchased 432,000 shares of Common Stock from Mr. Fisher and 300,000 shares from other employees. As a result of the repurchases, the number of shares owned directly by SBA was increased to 36,521,976 shares.

      Effective as of June 30, 2000, the partners of SB Capital Partners approved a plan of reorganization pursuant to which certain partners of SB Capital Partners (the "Designated Partners") withdrew from SB Capital Partners. SB Capital Partners distributed in kind certain assets to such Designated Partners in full redemption and exchange for such Designated Partners' interest in SB Capital Partners, and such Designated Partners contributed such assets to SOFTBANK Capital LP, a Delaware limited partnership ("SB Capital"). Pursuant to the plan of reorganization, SB Capital Partners transferred an aggregate of 4,819,467 shares to SB Capital. CP LLC is the general partner of both partnerships, and accordingly, securities owned by SB Capital may be regarded as being beneficially owned by CP LLC.

      As a result of the foregoing transactions, as of the date of filing of this statement SB Capital Partners holds 4,900,746 shares of Common Stock, SB Capital holds 4,819,467 shares, Advisors Fund holds 133,032 shares, and SBA holds 36,521,976 shares.

      TOTAL OUTSTANDING SHARES. According to the Definitive Proxy Statement, dated as of May 16, 2001, the number of shares of Common Stock outstanding on May 3, 2001 was 480,146,066.

      SBA. As a result of the repurchases, SBA owns 36,521,976 shares of Common Stock, or approximately 7.61% of the Common Stock outstanding.

      SBH. Because SBA and CPI are wholly owned by SBH, SBH may be deemed to be the beneficial owner of 46,372,251 shares of Common Stock, consisting of 36,521,976 shares directly owned by SBA, 4,819,467 shares directly owned by SB Capital, 4,900,746 shares directly owned by SB Capital Partners, 133,032 shares directly owned by Advisors Fund, or a total of approximately 9.66% of the Common Stock outstanding.

      SOFTBANK. SOFTBANK may be deemed a beneficial owner of the 46,372,251 shares of Common Stock beneficially owned by SBH, its wholly- owned subsidiary, or approximately 9.66% of the Common Stock outstanding.

      MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 37.16% interest in SOFTBANK.
Accordingly, the 46,372,251 shares of Common Stock beneficially owned by SOFTBANK, representing approximately 9.66% of the Common Stock outstanding, may be regarded as being beneficially owned by Mr. Son.

      As of the date of filing this statement, SB Capital Partners beneficially owned 4,900,746 shares of Common Stock, representing 1.021% of the Common Stock outstanding; SB Capital beneficially owned 4,819,467 shares of Common Stock, representing 1.004% of the Common Stock outstanding. By virtue of being the general partner of SB Capital partners, SB Capital and Advisors Fund, CP LLC may be deemed a beneficial owner of a total of 9,853,245 shares of Common Stock, consisting of 4,900,746 shares beneficially owned by SB Capital Partners, 4,819,467 beneficially owned by SB Capital and 133,032 shares beneficially owned by Advisors Fund, or a total of approximately 2.052% of the Common Stock outstanding. By virtue of their joint control over investment decisions of CP LLC, CPI, Mr. Fisher and Mr. Lax may be deemed beneficial owners of the 9,853,245 shares of Common Stock beneficially owned by CP LLC, or approximately 2.052% of the Common Stock outstanding.

      None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1, 2, or 3 hereto has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


      Exhibit 1 Agreement of Joint Filing, dated as of December 6, 2001, among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Masayoshi Son.

      Exhibit 2 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK Corp., Masayoshi Son and SOFTBANK Ventures, Inc. on February 17, 1998 with respect to Concentric Network Corporation).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2001
                                   SOFTBANK CORP.
                                   MASAYOSHI SON
                                   SOFTBANK AMERICA INC.
                                   SOFTBANK HOLDINGS INC.



                                   By: /s/Stephen A. Grant
                                       ---------------------------------------
                                   Name: Stephen A. Grant, Attorney-in-Fact of
                                   SOFTBANK CORP. and MASAYOSHI SON and
                                   Secretary of SOFTBANK AMERICA INC. and
                                   SOFTBANK HOLDINGS INC.
                                   ** Signature of Reporting Person

Schedule 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         SOFTBANK AMERICA INC.

      The business address for each of the individuals listed below, except Masayoshi Son, Akira Izumita and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Akira Izumita is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

      Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Akira Izumita, each a citizen of Japan.


NAME                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Masayoshi Son         Chairman of the Board, President and director of
                      SOFTBANK Holdings Inc.; President and Chief
                      Executive Officer of SOFTBANK Corp.; Chairman of the Board, President and director of SOFTBANK
                      America Inc.

Ronald D. Fisher      Director and Vice Chairman of SOFTBANK Holdings
                      Inc., director and Vice Chairman of SOFTBANK
                      America Inc.; Chairman of the Board, President and director of SOFTBANK Inc.; Chairman of the Board, President and director of SOFTBANK Capital
                      Partners Investment Inc.; Managing Member of
                      SOFTBANK Capital Partners LLC.

Francis B. Jacobs     Director and Vice President of SOFTBANK Holdings
                      Inc.;  director and Vice President of SOFTBANK
                      America Inc.; director and Vice President of
                      SOFTBANK Capital Partners Investment Inc.

Akira Izumita         Director of SOFTBANK Holdings Inc.; director of
                      SOFTBANK America Inc.

Anthony               Vice President-Tax of SOFTBANK Holdings Inc.;
Castellanos           Vice President-Tax of SOFTBANK America Inc.; Vice
                      President-Tax of SOFTBANK Capital Partners
                      Investment Inc.

Louis DeMarco         Director of SOFTBANK Holdings Inc.; director of
                      SOFTBANK America Inc.

Steven J. Murray      Treasurer of SOFTBANK America Inc.; Vice Chairman
                      and Treasurer of SOFTBANK Capital Partners
                      Investment Inc.

Stephen A. Grant      Secretary of SOFTBANK Holdings Inc.; Secretary of
                      SOFTBANK America Inc.; Secretary of SOFTBANK
                      Capital Partners Investment Inc.; Partner,
                      Sullivan & Cromwell.

Schedule 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SOFTBANK HOLDINGS INC.

      The business address for each of the individuals listed below, except Masayoshi Son, Akira Izumita and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

      Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Akira Izumita, each a citizen of Japan.



Name                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------
Masayoshi Son         Chairman of the Board, President and director of
                      SOFTBANK Holdings Inc.; President and Chief Executive
                      Officer of SOFTBANK Corp.; Chairman of the Board,
                      President and director of SOFTBANK America Inc.

Ronald D. Fisher      Director and Vice Chairman of SOFTBANK Holdings
                      Inc.; director and Vice Chairman of SOFTBANK
                      America Inc.; Chairman of the Board, President and director of SOFTBANK Inc.; Chairman of the Board, President and director of SOFTBANK Capital
                      Partners Investment Inc.; Managing Member of
                      SOFTBANK Capital Partners LLC.

Francis B. Jacobs     Director and Vice President of SOFTBANK Holdings
                      Inc.; director and Vice President of SOFTBANK
                      Capital Partners Investment Inc.

Akira Izumita         Director of SOFTBANK Holdings Inc.; director of
                      SOFTBANK America Inc.

Louis DeMarco         Director of SOFTBANK Holdings Inc.; director of
                      SOFTBANK America Inc.

Steven J. Murray      Treasurer of SOFTBANK America Inc.; Vice Chairman
                      and Treasurer of SOFTBANK Capital Partners
                      Investment Inc.

Anthony               Vice President-Tax of SOFTBANK Holdings Inc.;
Castellanos           Vice President-Tax of SOFTBANK America Inc.; Vice
                      President-Tax of SOFTBANK Capital Partners
                      Investment Inc.

Stephen A. Grant      Secretary of SOFTBANK Holdings Inc.; Secretary of
                      SOFTBANK America Inc.; Secretary of SOFTBANK
                      Capital Partners Investment Inc.; Partner,
                      Sullivan & Cromwell.

Schedule 3

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SOFTBANK CORP.

      The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

      Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher and Mark Schwartz, each a citizen of the United States.



Name                  PRESENT AND PRINCIPAL OCCUPATION
----                  --------------------------------

Masayoshi Son         Chairman of the Board, President and director of
                      SOFTBANK Holdings Inc.; President and Chief Executive
                      Officer of SOFTBANK Corp.; Chairman of the Board,
                      President and director of SOFTBANK America Inc.

Yoshitaka Kitao       Executive Vice President, Chief Financial Officer
                      and director of SOFTBANK Corp.; director of SOFTBANK Finance Corporation.

Ken Miyauchi          Executive Vice President and director of SOFTBANK
                      Corp.; President and director of SOFTBANK
                      Commerce Corp.

Kazuhiko Kasai        Director of SOFTBANK Corp.; Chairman of Aozora
                      Bank, Ltd.

Masahiro Inoue        Director of SOFTBANK Corp.; President of Yahoo
                      Japan Corporation.

Ronald D. Fisher      Director and Vice Chairman of SOFTBANK Holdings
                      Inc.; director and Vice Chairman of SOFTBANK
                      America Inc.; Chairman of the Board, President and director of SOFTBANK Inc.; Chairman of the Board, President and director of SOFTBANK Capital
                      Partners Investment Inc.; Managing member of
                      SOFTBANK Capital Partners LLC.

Jun Murai             Director of SOFTBANK Corp.; Professor at Keio
                      University.

Toshifumi Suzuki      Director of SOFTBANK Corp.; Chief Executive
                      Officer of Seven-Eleven Japan Co Limited.

Tadashi Yanai         Director of SOFTBANK Corp.; President and Chief
                      Executive Officer of Fast Retailing Co., Ltd.

Mark Schwartz         Director of SOFTBANK Corp.; President of Goldman
                      Sachs (Japan) Ltd.

Mitsuo Sano           Full-Time Corporate Auditor of SOFTBANK Corp.


Yasuharu Nagashima    Corporate Auditor of SOFTBANK Corp.

Saburo Kobayashi      Full-Time Corporate Auditor of SOFTBANK Corp.

Hidekazu Kubokawa     Corporate Auditor of SOFTBANK Corp.